Mail Stop 3561

August 5, 2008

Mr. John P. D. Cato
Chief Executive Officer
The Cato Corporation
8100 Denmark Road
Charlotte, NC 28273

      Re: **The Cato Corporation**
            Form 10-Q for Quarterly Period Ended
            May 3, 2008
            File No. 001-31340

Dear Mr. Cato:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended May 3, 2008

Financial Statements

Balance Sheet

1. As it relates to your auction rate securities (ARS) held at May 3, 2008 ($41.9 million held at February 2, 2008), we note (i) $13.9 million failed auctions during the quarter (ii) it appears you classified your entire investment in ARS as a

current asset, (iii) you determined the fair value of your $85 million in short-term investments (inclusive of ARS) under SFAS 157 using Level 1 inputs for $78 million and Level 2 inputs for $7 million and (iv) there was no specific disclosure within your periodic report regarding these failed auctions and their impact on your ARS investment. Please address the following issues.

- Based on your disclosure on page 20 of your Form 10-K for the year ended February 2, 2008 that (i) your "ability to liquidate these investment in the near term may be limited" and (ii) you do "not currently intend to liquidate these securities until market conditions improve," tell us why you believe current classification of your ARS is appropriate at May 3, 2008.
- Considering the failed auctions during the quarter, tell us how you valued your ARS in the context of SFAS 157. Specifically address the inputs observed and how the failed auctions were overcome in your determination.

We may have further comments upon reviewing your response.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at 202-551-3311 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services